[logo] PIONEER Investments(R)

VIA EDGAR

October 7, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: SEC Staff Sarbanes-Oxley Review of Filings by Pioneer Series Trust V

Ladies and Gentlemen:

   This letter is to respond to comments received on September 8, 2016 from Ms. Lauren Hamilton of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements and other filings made by Pioneer Series Trust V (the "Registrant").

A. Edgar system

1.  Comment:   The Staff requested that the Registrant explain in its response why the status of Pioneer U.S. Corporate High Yield Fund is shown as "active" in the Edgar system, although the fund appears to be inactive.

    Response:  Pioneer U.S. Corporate High Yield Fund is shown as active in the Edgar system because, on July 21, 2016, the Registrant filed a post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register the Fund as a new series of the Registrant.

B. Funds' website

1.  Comment:   The Staff noted that the expense ratios shown on the funds'
               website reflect acquired fund fees and expenses in the gross expense ratios for certain funds but not in the net expense ratios for those funds. The Staff noted, as an example, the expense ratios shown on the funds' website for Pioneer Global
               Equity Fund (Class K gross: 0.99%, Class K net: 0.80%), as compared to the expense ratios shown in Pioneer Global Equity
               Fund's prospectus (Class K gross: 0.99%, Class K net:
               0.84%). The Staff requested that the Registrant add disclosure to the funds' website to clarify that the net expense ratios shown do not reflect acquired fund fees and expenses.

    Response:  The Registrant confirms that it will add disclosure to the fund's website to clarify that the net expense ratios shown do not reflect acquired fund fees and expenses.

C. Management Discussion of Fund Performance ("MDFP")

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1.  Comment:   The Staff noted that the expense ratios disclosed in the MDFP are from a fund's current prospectus. The Staff requested that the Registrant add disclosure to the MDFP in future shareholder reports referring the reader to the financial highlights for a more current expense ratio.

    Response:  The Registrant confirms that future shareholder reports will add disclosure in the MDFP referring the reader to the financial highlights for a more current expense ratio.

2.  Comment:   The Staff noted that the prospectus for Pioneer Global Equity
               Fund states that the minimum initial investment amount for Class K shares of the fund is $5 million. The Staff requested that the line graph for Class K shares in future shareholder reports start at $5 million in accordance with Instruction 1(d) of Item 27(b)(7) of Form N-1A.

    Response:  The Registrant confirms that in future shareholder reports the line graph for Class K shares will start at $5 million in accordance with Instruction 1(d) of Item 27(b)(7) of Form N-1A.

D. Schedule of Investments

1.  Comment:   The Staff requested that the schedule of investments included in future Form N-CSR and N-Q filings include, for each variable rate security: (i) a description of the reference rate and spread; and (ii) either (a) the end of period interest rate for the security or (b) a note to the schedule of investments that includes the end of period interest rate for each reference rate described in the schedule.

    Response:  The Registrant understands that disclosure similar to that requested by the Staff was included in the proposed Investment Company Modernization rule amendments. Accordingly, the Registrant will consider making this disclosure in future reports.

E. Notes to the Financial Statements

1.  Comment:  The Staff requested that the Registrant add a statement to the notes to the financial statements included in future shareholder reports stating that the funds follow the accounting and reporting requirements for investment companies under FASB Accounting Standards Codification Topic 946.

Response:     The Registrant will add disclosure to the financial statements included in future reports to address the Staff's comment.

F. Form 40-17G

1.  Comment:   The Staff noted that the most recent Form 40-17G filed by the
               Registrant addressed the Registrant's fidelity bond coverage for the period July 31, 2015 through July 31, 2016. The Staff requested that the Registrant confirm in its response that the funds currently have adequate fidelity bond coverage in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act") and that the Registrant has filed appropriate documentation of such coverage in accordance with Rule 17g-1.

    Response:  The Registrant confirms that the funds currently have adequate fidelity bond coverage in accordance with Rule 17g-1 under the 1940 Act and that the Registrant has filed appropriate documentation of such coverage in accordance with Rule 17g-1. On

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               September 19, 2016, the Registrant filed its most recent Form
               40-17G for the period July 31, 2016 through July 31, 2017.

G. Semi-Annual Reports:

1.  Comment:   The Staff noted that the Registrant filed semi-annual reports using Edgar code "N-CSR." The Staff requested that the Registrant file future semi-annual reports using Edgar code
               "N-CSRS" to indicate that such reports are semi-annual reports.

    Response:  The Registrant confirms it will file future semi-annual reports using Edgar code "N-CSRS" to indicate that such reports are semi-annual reports.

   Please contact me directly at 617-422-4468 if you require any further clarification.

                                                  Very truly yours,

                                                  /s/ Mark E. Bradley
                                                  --------------------
                                                  Mark E. Bradley

                                                  Treasurer, Pioneer Funds

cc: Michael Melnick
    Christopher Frazier
    Christopher Kelley
    Thomas Reyes